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SEC



18000916

ANNUAL AUDITED ~~~. ~~.

FORM X-17A-5 ~~✗~~

PART III

OMB APPROVAL

OMB Number:	3235-0123
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~~AIL PROCESSING~~
~~Received~~

FEB 2 6 2018

WASH, D.C.

SEC FILE NUMBER

8-69696

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brooklands Capital Strategies BD, LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300

(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Davidson   (817) 871-4019

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

201 Main Street, Suite 1501	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BW

OATH OR AFFIRMATION

I, Martin Davidson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklands Capital Strategies BD, LP _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklands Capital Strategies BD, LP

Financial Statement
(with Report of Independent
Registered Public Accounting
Firm)
December 31, 2017



Table of Contents

Deloitte.

Deloitte & Touche LLP
Suite 1501
201 Main Street
Fort Worth, Texas 76102-3119
USA
Tel: +1 817 347 3300
www.deloitte.com

Report of Independent Registered Public Accounting Firm

To the Partner of Brooklands Capital Strategies BD, LP:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brooklands Capital Strategies BD, LP (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 23, 2018

We have served as the Company's auditor since 2016.

Brooklands Capital Strategies BD, LP
Statement of Financial Condition

		December 31, 2017
ASSETS		
Cash	$	5,630,638
Accounts receivable		2,384,934
Other assets		55,258
Total assets	$	8,070,830
LIABILITIES AND PARTNER'S CAPITAL		
Liabilities		
Due to affiliates	$	1,822,463
Other liabilities		94,318
Total liabilities		1,916,781
Partner's capital		6,154,049
Total liabilities and partner's capital	$	8,070,830

See accompanying notes to financial statement

(1) Organization and Business Description

Brooklands Capital Strategies BD, LP (the "Company") is a Delaware limited partnership organized on January 12, 2016 and is 100% owned by Brooklands Capital Strategies Management, LP ("Parent" or "Partner"). The general partner or the Company is Brooklands Capital Strategies (GP), LLC. The Parent's liability for the debts of the Company or any of its losses is limited to the amount of the Parent's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the private placements of investment fund securities issued by certain third-party funds not affiliated with the Company's Parent. The Company also offers advisory services in connection with such investment fund security offerings.

The Company is exempt from SEC Rule 15c3-3 pursuant to subsection (k)(2)(i). Accordingly, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, accounts receivable, other assets, due to affiliates and other liabilities. The carrying values of these assets and liabilities approximate fair value due to their short term nature.

Accounts Receivable

The need for an allowance for doubtful accounts is based on a review of individual accounts. The Company has not experienced material losses due to uncollectible receivables and did not carry an allowance for doubtful accounts as of December 31, 2017.

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Revenue Recognition

The Company recognizes revenue as follows:

Private Placement Service Fees

Private placement service fees represent advisory fees in accordance with private placement services agreements (the "Agreements") with third parties with which the Company contracts. Generally, the payment terms of the Agreements are payments received in installments over one to four years and revenue is recognized when virtually certain; that is when revenue is deemed earned and collectable. In certain situations, the Company may receive equity securities and partner or member interest as part of its fee. Such securities are recorded as revenue when received. When appropriate, revenue is recorded at the net present value of future cash flows using the effective interest method in accordance with Accounting Standards Codification ("ASC") 605, "Revenue Recognition".

Rebillable Expenses

The Company receives reimbursement for certain expenses incurred in connection with certain of its private placement engagements. The reimbursement for such expenses is recognized as revenue in accordance with ASC 605-45, "Revenue Recognition - Principal Agent Considerations".

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Parent, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Parent is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740, "Income Taxes".

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2017, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Parent as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Parent is subject to examination by federal and certain state and local tax regulators. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for

4

services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The amendments in this update are effective prospectively during interim and annual periods beginning after December 15, 2017. The Company has assessed the impact of adopting ASU 2014-09 and does not believe adoption will have a material impact on its financial statements.

(3) **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate debit balances, as defined. As of December 31, 2017, the Company had net capital of $3,713,857 which was $3,586,072 in excess of its required net capital of $127,785. As of December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

(4) **Related Party Transactions**

Administrative Service Agreement

The Company has an administrative services agreement with the Partner. The Partner provides personnel, transaction support, referrals, accounting, legal, tax, compliance and related services to the Company, as needed. Due to affiliate as of December 31, 2017 includes amounts due to the Partner under the administrative services agreement.

Transfer of Contracts

During the second quarter, TPG Capital BD, LLC, an affiliated broker dealer, transferred, without consideration, to the Company certain of its outstanding engagement contracts. There were no outstanding accounts receivable balances on any contracts transferred. As such, the transfer of contracts did not result in any adjustments to the Company's Statement of Financial Condition at the time of transfer.

(5) **Commitments and Contingencies**

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2017, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statements.

(6)   Subsequent Events

Management has evaluated subsequent events through February 23, 2018, the date the financial statements were available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statements.